UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Mourns Passing of Board Member Mutsuo Tahara

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on February 22, 2016, in Kyoto, Japan

Nidec Mourns Passing of Board Member Mutsuo Tahara

Nidec Corporation (NYSE: NJ) (the “Company”) announced today that Mr. Mutsuo Tahara, a valued outside member of the Company’s Board of Directors, passed away on February 19, 2016.

Mr. Mutsuo Tahara had served on the Company’s Board of Directors since June 2014 and provided the Company with valuable insights based on his rich professional background in law.

 We extend our heartfelt condolences to his family and join them in mourning his passing, with deep appreciation for his commitment to effective corporate governance of the Company.

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